UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paul P St Onge Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5586 Post Road
(No. and Street)

East Greenwich (City) RI (State) 02818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul P St Onge 401-884-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Markarian & Meehan Ltd.
(Name – *if individual, state last, first, middle name*)

336 Main Street (Address) Wakefield (City) RI (State) 02879 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/8/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

14046450

OATH OR AFFIRMATION

I, Paul P St Onge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paul P St Onge Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public #750158 exp 2/4/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL P. ST. ONGE COMPANY

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

PAUL P. ST. ONGE COMPANY
YEAR ENDED DECEMBER 31, 2013

Table of Contents

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT

Mr. Paul P. St. Onge, President
Paul P. St. Onge Company
East Greenwich, Rhode Island

Report on the Financial Statements

We have audited the accompanying financial statements of Paul P. St. Onge Company (an S corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul P. St. Onge Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on Page 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on Page 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Markarian & Meehan, Ltd., CPA's

Wakefield, Rhode Island
February 24, 2014

PAUL P. ST. ONGE COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	679
Deposit with clearing organization (cash)		25,000
Marketable securities owned - registered investment company, at fair value		49,787
Commissions and 12(b)(1) fees receivable, net of allowance for doubtful accounts of $-0-		36,024
Total assets	$	111,490

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,912
Liabilities subordinated to claims of general creditors		-
Total current liabilities		8,912
Stockholder's equity:		
Common stock – no par value, authorized 1,000 shares, 100 shares issued and outstanding		1,000
Additional paid-in capital		57,473
Retained earnings		24,476
Accumulated other comprehensive income		19,629
Total stockholder's equity		102,578
Total liabilities and stockholder's equity	$	111,490

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Commissions	$ 72,241
12(b)(1) fees	328,227
Principal trading and other revenue	131,206
Net investment activity (includes $781 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale securities)	11,571
Total revenue	543,245
Expenses:	
Management and administrative services	92,048
Commissions	154,690
Regulatory and audit fees	23,134
Total expenses	269,872
Net income	$ 273,373

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholder's Equity
	Shares	Amount	Amount	Amount	Amount	Amount
Balance at January 1, 2013	100	$ 1,000	$ 57,473	$ 21,656	$ 11,760	$ 91,889
Net income				265,504	7,869	273,373
Distributions to stockholder				(262,684)	-	(262,684)
Balance at December 31, 2013	100	$ 1,000	$ 57,473	$ 24,476	$ 19,629	$ 102,578

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Liabilities subordinated to claims of general creditors at January 1, 2013	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$ 273,373
Adjustment to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gains on marketable securities owned	(8,650)
(Increase) decrease in operating asset -	
Commissions and 12(b)(1) fees receivable, net	(5,041)
Increase (decrease) in operating liability -	
Accounts payable and accrued expenses	(5,970)
Net cash provided by operating activities	253,712
Cash flows from investing activities:	
Purchases of marketable securities owned -	
Registered investment company, net	(1,068)
Proceeds from sale of marketable securities	3,114
Net cash provided by investing activities	2,046
Cash flows from financing activities:	
Distributions to stockholder	(262,684)
Net cash used in financing activities	(262,684)
Net (decrease) in cash and cash equivalents	(6,926)
Cash and cash equivalents:	
Beginning of year	7,605
End of year	$ 679

Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - NATURE OF ORGANIZATION:

Mr. Paul P. St. Onge originally established a broker-dealer business on May 4, 1993 and operated as a proprietorship under the name Paul Philip St. Onge Broker-Dealer pursuant to an acceptance of membership with the National Association of Securities Dealers, Inc. (NASD). Effective February 27, 2001, Mr. St. Onge re-organized as a corporation and created Paul P. St. Onge Company (the Company) under the corporate laws of the State of Rhode Island. The Company is registered with the Securities Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company provides broker-dealer services to investors, and in that capacity acts as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participations in insurance company separate accounts, whether or not registered as an investment company. All funds are promptly transmitted, and all securities received are promptly delivered in connection with such activities. In addition, the Company is an introducing broker/dealer for its customers on a fully disclosed basis with Pershing, LLC (a clearing broker/dealer). The Company promptly transmits all customer funds and securities to the clearing broker/dealer, which carries and maintains all of the accounts of such customers.

Except for the preceding paragraph, the Company does not hold funds or securities for, or owes money or securities to, customers and does not carry accounts of, or for customers.

NOTE 2 - FINANCIAL STATEMENT PRESENTATION AND NATURE OF THE ACCOUNTS:

The accompanying financial statements include the broker-dealer activity of Paul P. St. Onge Company (an S corporation). Mr. Paul P. St. Onge also conducts business as a sole proprietorship including that of a Registered Investment Adviser (RIA). Except for a charge of management and administrative services, the accompanying financial statements do not include any activity in which Mr. Paul St. Onge is engaged as a RIA or the personal account of the owner.

NOTE 3 - SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS:

The accompanying financial statements include supplementary information relating to the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC). In addition, the SEC generally requires supplementary information relating to the "Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC" and "Information Relating to Possession or Control Requirements under Rule 15c3-3 of the SEC". However, such supplementary information is not required for broker-dealers who are exempt from Rule 15c3-3 of the SEC.

Paul P. St. Onge Company qualifies under the exemptive provisions of Rule 15c3-3(k)(2) of the SEC. As such, the supplementary information noted above is not included in the accompanying financial statements except for the Computation of Net Capital under Rule 15c3-1 of the SEC.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are presented to facilitate the understanding of the financial information in the accompanying statements.

Method of Accounting

These financial statements are prepared on the accrual basis of accounting. This method recognizes revenues and expenditures when earned or due as opposed to the cash basis of accounting that recognizes revenues and expenditures when received or paid. Commission income from broker-dealer transactions is recorded on a trade date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code Section 1362 to be an S corporation effective March 1, 2001. Under the provisions of an S corporation, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements for the year ended December 31, 2013.

Management has evaluated significant tax positions against criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2013. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's income tax returns are subject to examination by taxing authorities generally for the years ended 2010, 2011 and 2012.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which priorities the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The current items subject to FASB ASC 820-10 are a liquid asset fund (money market fund) and a registered investment company (mutual fund) listed below in Note 6.

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION (CASH):

During 1996, the Company established a securities custodianship and clearing relationship with Pershing, LLC. As part of the agreement, the Company is required to maintain a broker's deposit account in the amount of $25,000. Accordingly, a deposit with clearing organization (cash) of $25,000 is reflected on the accompanying statement of financial condition at December 31, 2013.

NOTE 6 - MARKETABLE SECURITIES OWNED:

At December 31, 2013, the cost (based on actual cost basis) and fair value of marketable securities owned, which are considered securities available-for-sale, are as follows:

	Cost	Fair Value
Liquid asset fund - money market fund	$ 1,499	$ 1,499
Registered investment company - equity	28,660	48,288
	$ 30,159	$ 49,787

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The Company determines fair value for only financial assets or liabilities it may have using one of the following three valuation techniques.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 6 - MARKETABLE SECURITIES OWNED (CONTINUED):

The Company's investments noted above are valued using Level 1 inputs. The Company does not hold any Level 2 or 3 priced investments. For the year ended December 31, 2013, the Company recorded a net realized and unrealized gain of $8,650 on the above noted investments, and it has been reflected on the Statement of Income under the caption "Net investment activity".

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that stockholder's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $95,305, which was $90,305 in excess of its required net capital of $5,000. The Company had $8,912 of aggregate indebtedness at December 31, 2013 and the aggregate indebtedness to net capital ratio was .09 to 1.

NOTE 8 – CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME BY COMPONENT:

For the year ended December 31, 2013, the following documents the Changes in Accumulated Other Comprehensive Income by Component:

	Unrealized Gains and Losses on Available-for-Sale Securities
Beginning balance	$ 11,760
Other comprehensive income before reclassifications	8,650
Amounts reclassified from accumulated other comprehensive income	(781)
Net current year other comprehensive income	7,869
Ending balance	$ 19,629

(a) All amounts are net of tax. Amounts in parentheses indicate debits.

NOTE 9 – SUBSEQUENT EVENTS:

Date of Management Evaluation

Management has evaluated subsequent events through February 24, 2014, the date on which the financial statements were available to be issued.

PAUL P. ST. ONGE COMPANY
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL

Total stockholder's equity	$	102,578
Deductions and/or charges - nonallowable assets - commissions and 12(b)(1) fees receivable from registered investment companies		-
Net capital before haircuts on securities positions (tentative net capital)		102,578
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Liquid Asset Funds - money market fund		30
All other securities - registered investment company (mutual fund)		7,243
		7,273
Net capital	$	95,305

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	8,912

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	90,305
Ratio: Aggregate indebtedness to net capital		.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	95,305
Audit adjustments		-
Net capital per above	$	95,305

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Paul P. St. Onge, President
Paul P. St. Onge Company
East Greenwich, Rhode Island

In planning and performing our audit of the financial statements of Paul P. St. Onge Company (an S corporation), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Markarian & Meehan, Ltd., CPA's

Wakefield, Rhode Island
February 24, 2014

PAUL P. ST. ONGE COMPANY

SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7) AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2013

PAUL P. ST. ONGE COMPANY
YEAR ENDED DECEMBER 31, 2013

Table of Contents

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Mr. Paul P. St. Onge, President
Paul P. St. Onge Company
East Greenwich, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Paul P. St. Onge Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Paul P. St. Onge Company's compliance with the applicable instructions of Form SIPC-7. Paul P. St. Onge Company's management is responsible for the Paul P. St. Onge Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries documented in general ledger and the cleared checks reflected on the appropriate institutional statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7, if applicable, with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and

5. Compared the amount of any overpayment applied, if applicable, to the current assessment with the Form SIPC-7, on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Markarian & Meehan, Ltd., CPA's

Wakefield, Rhode Island
February 24, 2014

PAUL P. ST. ONGE COMPANY

SUPPLEMENTARY INFORMATION

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045489 FINRA DEC
PAUL P ST ONGE COMPANY 10*10
5586 POST RD
EAST GREENWICH RI 02818-3465

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PAUL ST. ONGE 401 884-9080

2. A. General Assessment (item 2e from page 2) $ 206

B. Less payment made with SIPC-6 filed (**exclude interest**) (143)

8-9-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 63

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 63

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PAUL P. ST. ONGE COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 25TH day of JANUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

PAUL P. ST. ONGE COMPANY 045489

Amounts for the fiscal period beginning **1/1/2013** and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 543,245
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	449,212
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,571
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	460,783
2d. SIPC Net Operating Revenues	$ 82,462
2e. General Assessment @ .0025	$ 206

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